FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 14, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

March 14, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that Nomihold Securities Inc (“Nomihold”) has obtained (via a unilateral written application to the court) initial permission from the English Commercial Court to serve proceedings out of the jurisdiction on MTS.

The time for service of the claims has been extended to permit service in accordance with the requirements of the Hague Convention. Nomihold purports that MTS is liable to compensate it for a number of allegedly tortious wrongs, relating in part to recent proceedings in an international arbitration tribunal constituted under the rules of the London Court of International Arbitration (“LCIA”) between Nomihold and MTS’s subsidiary, Mobile TeleSystems Finance SA (“MTS Finance”), in the total amount exceeding $215 million.

MTS denies any allegation of wrongdoing and considers the claims made by Nomihold without merit and inadmissible before the English courts. MTS is considering its legal position.

As previously disclosed by MTS, MTS Finance acquired a 51% stake in Tarino Limited from Nomihold at the end of 2005. Tarino Limited was believed at that time to be the indirect owner, through its 100% owned subsidiaries, of Bitel, a Kyrgyz GSM mobile phone operator. Following the purchase of a 51.0% stake, MTS Finance entered into an option agreement with Nomihold for ‘‘Option Shares,’’ representing the remaining 49.0% interest in Tarino shares and a proportional interest in Bitel shares. Upon announcement of the completion of the transaction, Bitel’s corporate offices in Bishkek were seized by a third party on the basis of Kirgiz court decisions, which resulted in MTS losing control over Bitel’s operations.

In March 2007, MTS wrote off the costs relating to the acquisition of Bitel in the amount of $150 million and a liability of $170 million was recorded with an associated charge to non-operating expenses to account for potential liability with respect to the option for the remaining 49% of Tarino, as noted in MTS annual financial statements for year ended December 31, 2006. In January 2011, the LCIA made an award in favor of Nomihold satisfying Nomihold’s specific performance request and ordered MTS Finance to pay to approximately $210.8 million. In the consolidated financial statements for the year ended December 31, 2011, MTS recorded a total liability in the amount of $214 million.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 14, 2013